Exhibit 3

23 March 2006

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir,

Lake Belt mining industry permits

Further to our advice earlier today, a ruling has been made by a single judge of a US District Court on a challenge by environmentalists to certain permits issued by the US Army Corps of Engineers for mining in the Lake Belt district near Miami, Florida. The judge has ruled that there were deficiencies in the procedures and analysis undertaken by the Corps in connection with issuance of the permits. The judge has returned the matter to the Corps for further review of the issues raised.

Rinker fundamentally disagrees with the factual and legal basis for the judge’s decision.

Further hearings on the matter have been set for May 10th to determine whether further orders should be made pending the outcome of the Corps’ review. Mining will be unaffected prior to that further hearing.

A majority of the aggregates supplied by the industry to the Florida market are mined under these permits by the major mining companies in the Lake Belt, including Rinker.

Further background on this matter is contained on page 43 of Rinker’s most recent Form 20-F, which was provided to ASX on May 24th 2005 (a copy of the relevant extract is attached for convenience).

Yours faithfully,

Peter Abraham

Company Secretary & General Counsel

Rinker Group Limited ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666

Attachment – extract from Rinker 2005 Form 20-F

Lake Belt Permit Challenge. Rinker Materials holds one and is the beneficiary of one other of 12 federal mining permits granted for the Lake Belt area in South Florida. The permit held by Rinker Materials covers Rinker Materials’ SCL and FEC quarries. Rinker Materials’ Krome quarry is operated under one of the other permits. The FEC quarry is the largest of Rinker Materials’ quarries measured by volume of aggregates mined and sold. See Item 3.D. “Risk Factors — Land use, governmental laws and regulations.” Various governmental agencies are involved in litigation brought by environmental groups concerning the manner in which all 12 permits were granted. The plaintiffs allege that the relevant governmental agencies acted capriciously, abused their discretion and failed to comply with administrative regulations and procedures and to consider all appropriate information when issuing the permits. The plaintiffs seek to set aside the permits and to enjoin the relevant governmental agencies from granting further permits. Although not named as a defendant, Rinker Materials has intervened in the proceedings to protect its interests. The proceedings are continuing and it is not possible to determine the likely outcome or what impact that will have on Rinker Materials’ operations. If the Lake Belt permits, including the key permits for the SCL, FEC and Krome quarries were ultimately set aside, Rinker Materials and the other industry participants with quarries in the Lake Belt region would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely result in increased costs and other adverse operational effects on Rinker Materials. However, Rinker believes that its permits were validly issued and does not believe that there is a material risk of such an outcome.